SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                              ----------------------

                                  SCHEDULE 13E-3
                         RULE 13E-3 TRANSACTION STATEMENT
                         (PURSUANT TO SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934)

                               SCOR U.S. Corporation
                               (Name of the Issuer)

                            SCOR Merger Sub Corporation
                                     SCOR S.A.
                       (Name of Person(s) Filing Statement)

                      COMMON STOCK, PAR VALUE $0.30 PER SHARE
                          (Title of Class of Securities)

                                   78 4027 10 4
                       (CUSIP Number of Class of Securities)

                                John T. Andrews, Jr.
                                  Vice President
                         General Counsel and Secretary
                             SCOR U.S. Corporation
                            Two World Trade Center
                        New York, New York 10048-0178
                               (212) 390-5200

            (Name, Address and Telephone Number of Person Authorized to
    Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                     Copy to:
                               Allan M. Chapin Esq.
                               Sullivan & Cromwell
                                 250 Park Avenue
                             New York, New York 10177
                                  (212) 558-4000

This statement is filed in connection with (check the appropriate box):
[ ](a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ](b) The filing of a registration statement under the Securities Exchange Act of 1933.
[X](c)     A tender offer.

[ ](d)     None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]


                             Calculation of Filing Fee

   Transaction Valuation*:                 Amount of Filing Fee**:

   $70,229,727                             $14,046

* For purposes of calculating the filing fee only. The filing fee was calculated, pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder, on the basis of 4,605,228 Common Stock (the number of Common Stock outstanding on the date hereof, including vested options to acquire Common Stock, but excluding unvested options to acquire Common Stock and excluding 14,547,756 Common Stock owned by SCOR S.A., multiplied by the proposed acquisition price U.S. $15.25 per share.

**   1/50 of 1% of Transaction Valuation.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


                         Amount Previously Paid:      $14,046
                                                --------------------------
                         Form or Registration No.:   Schedule 14D-1
                                                  ------------------------
                         Filing Party:  SCOR S.A.
                                        SCOR Merger Sub Corporation
                                      ------------------------------------
                         Date Filed:    November 9, 1995
                                    --------------------------------------

                        Cross-Reference Sheet

      Item in                                   Location of Item(s)
   Schedule 13E-3                                in Schedule 14D-1
   --------------                               -------------------

       1(a)                                                 1(a)
        (b)                                                 1(b)
        (c)                                                 1(c)
        (d)-(f)                                               *

       2(a)-(g)                                             2(a)-(g)

       3(a)(1)                                              3(a)
       3(a)(2)                                              3(b)
       3(b)                                                   *

       4(a)                                                   *
        (b)                                                   **

       5(a)-(g)                                             5

       6(a)                                                 4(a)
        (b)                                                   *
        (c)                                                 4(b)
        (d)                                                   **

       7(a)                                                 5
        (b)-(d)                                               *

       8(a)-(e)                                               *
        (f)                                                   **
       9                                                      *

      10(a)-(b)                                             6(a)-(b)

      11                                                    7

      12                                                      *

      13(a)                                                   *
        (b)-(c)

      14(a)                                                   *
        (b)                                                   **



--------------------

*    The Item is not required by Schedule 14D-1 of the Exchange
      Act.

**   The Item is not applicable or the answer thereto is in the negative.


                                    Page 3 of 12 pages

                       Cross-Reference Sheet

     Item in                                   Location of Item(s)
  Schedule 13E-3                                in Schedule 14D-1
  --------------                               -------------------

        15(a)                                                  **
          (b)                                                   8

        16                                                  10(f)

        17(a)                                                  **
          (b)                                                   *
          (c)                                                   *
          (d)                                               11(a)
          (e)                                                   *
          (f)                                                  **


____________________________

*    The Item is not required by Schedule 14D-1 of the Exchange Act.

**   The Item is not applicable or the answer thereto is in the negative.




                                    Page 4 of 12 pages

     This Rule 13E-3 Transaction Statement (the "Schedule 13E-3") is being filed by SCOR Merger Sub Corporation, a newly organized Delaware corporation (the "Purchaser") and a wholly owned subsidiary of SCOR S.A., a societe anonyme organized under the laws of The French Republic ("Parent"), and by Parent, pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by the Purchaser for all of the outstanding shares of Common Stock, par value $0.30 per share (the "Shares"), of SCOR U.S. Corporation, a Delaware corporation (the "Company") not currently directly or indirectly owned by Parent, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal", together with the Offer to Purchase, the "Offer"). This Schedule 13E-3 is intended to satisfy the reporting requirements of section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Copies of the Offer to Purchase and the Letter of Transmittal are attached as exhibits to, and incorporated by reference in, the Tender Offer Statement on Schedule 14D-1 and Schedule
13D/A (Amendment No.4) under the Exchange Act (the "Schedule 14D-1").  The
Schedule 14D-1 was filed by the Purchaser and Parent with the Securities and Exchange Commission contemporaneously with this Schedule 13E-3 on November 9, 1995. The preceding cross-reference sheet, prepared pursuant to General Instruction F to Schedule 13E-3 of the Exchange Act shows the location in the Schedule 14D-1 of the information required to be included in response to the items of Schedule 13E-3 of the Exchange Act. The information contained in the Schedule 14D-1, including all exhibits thereto, is expressly and hereby incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the
Schedule 14D-1 and the exhibits thereto. All cross references in this Schedule 13E-3, other than cross references to the Schedule 14D-1, are to the Offer to Purchase.

Item 1.   Issuer and Class of Security Subject to the Transaction.

     (a) The answer to item 1(a) of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

     (c) The answer to item 1(c) of the Schedule 14D-1 is incorporated herein by reference.

     (d) The information set forth in "THE OFFER - 6. Price Range of Shares; Dividends" and in "THE OFFER - 14. Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

     (e)  Not applicable.

     (f) The information set forth in "THE OFFER - 9. Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 2.   Identity and Background.

     The answer to item 2 of the Schedule 14D-1 is incorporated herein by reference.




                                    Page 5 of 12 pages

Item 3.   Past Contacts, Transactions or Negotiations.

     (a)-(b) The information set forth in the "INTRODUCTION", in "SPECIAL FACTORS - 5. Background of the Offer and the Merger", in "THE OFFER - 9. Certain Information Concerning Parent and the Purchaser", in "THE OFFER -
10. Contacts with the Company" and in "THE OFFER - 11. The Merger Agreement; Appraisal Rights; Effect on the Debentures" of the Offer to Purchase is incorporated herein by reference.

Item 4.   Terms of the Transaction.

     (a) The information set forth in the "INTRODUCTION", in "THE OFFER - 1. Terms of the Offer and the Merger", in "THE OFFER - 2. Acceptance for Payment and Payment for Shares", in "THE OFFER - 11. The Merger Agreement; Appraisal Rights; Effect on the Debentures" and in "THE OFFER - 13. Certain Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (b)  Not applicable.

Item 5.   Plans or Proposals of the Issuer or Affiliate.

     (a)-(f) The answer to item 5 of the Schedule 14D-1 is incorporated herein by reference.

     (g) The information set forth in "THE OFFER - 7. Effect of the Offer on Market for the Shares, Stock Exchange Listing, and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

Item 6.   Source and Amount of Funds or Other Consideration.

     (a) The answer to item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in "THE OFFER - 12. Source and Amount of Funds" and in "THE OFFER - 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

     (c)  Not applicable.

     (d)  Not applicable.

Item 7.   Purpose(s), Alternatives, Reasons and Effects.

     (a) The answer to item 5 of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in "SPECIAL FACTORS - 5. Background of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "SPECIAL FACTORS - 2. Reasons for the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.




                                    Page 6 of 12 pages

     (d) The information set forth in the "INTRODUCTION", in "SPECIAL FACTORS - 2. Reasons for the Offer and the Merger", in "SPECIAL FACTORS - 5. Background of the Offer and the Merger", in "THE OFFER - 5. Certain Federal Income Tax Consequences of the Offer and the Merger", in "THE OFFER -
10. Contacts with the Company" and in "THE OFFER - 11. The Merger Agreement; Appraisal Rights; Effect on the Debentures" of the Offer to Purchase is incorporated herein by reference.

Item 8.   Fairness of the Transaction.

     (a)-(b)  The information set forth in "INTRODUCTION", "SPECIAL
FACTORS - 2. Reasons for the Offer and the Merger", "SPECIAL FACTORS -
3. Fairness of the Offer and the Merger", in "SPECIAL FACTORS - 5. Background of the Offer and the Merger" and "SPECIAL FACTORS - 6. Recommendation of the Company's Board of Directors and the Special Committee" of the Offer to Purchase is incorporated herein by reference.

     (c)-(e)  The information set forth in "INTRODUCTION", "SPECIAL
FACTORS - 2. Reasons for the Offer and the Merger", "SPECIAL FACTORS -
3. Fairness of the Offer and the Merger", in "SPECIAL FACTORS - 5. Background of the Offer and the Merger" and "SPECIAL FACTORS - 6. Recommendation of the Company's Board of Directors and the Special Committee", in "THE OFFER -
1. Terms of the Offer" and in "THE OFFER - 13. Certain Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (f)  Not applicable.

Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.

     (a)-(b)  The information set forth in "INTRODUCTION", "SPECIAL
FACTORS - 2. Reasons for the Offer and the Merger", in "SPECIAL FACTORS -
3. Fairness of the Offer and the Merger", in "SPECIAL FACTORS - 5. Background of the Offer and the Merger", in "THE OFFER - 11. The Merger Agreement; Appraisal Rights; Effect on the Debentures" and in "THE OFFER - 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

     (c)  The information set forth in "INTRODUCTION", "SPECIAL FACTORS -
2. Reasons for the Offer and the Merger" and in "SPECIAL FACTORS -
5. Background of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

Item 10.  Interest in Securities of the Issuer.

     (a)-(b) The answer to item 6 of the Schedule 14D-1 is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings With Respect to the Issuer's Securities.

          The answer to item 7 of the Schedule 14D-1 is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

     (a) The information set forth in "THE OFFER - 9. Certain Information Concerning Parent and the Purchaser" and in "THE OFFER - 11. The Merger Agreement; Appraisal Rights; Effect on the Debentures" of the Offer to Purchase is incorporated herein by reference.




                                    Page 7 of 12 pages

     (b) The information set forth in "SPECIAL FACTORS" - 3. Fairness of the Offer and the Merger", "SPECIAL FACTORS - 5. Background of the Offer and the Merger" and "SPECIAL FACTORS - 6. Recommendation of the Company's Board of Directors and the Special Committee" of the Offer to Purchase is incorporated herein by reference.

Item 13.  Other Provisions of the Transaction.

     (a) The information set forth in "THE OFFER - 11. The Merger Agreement; Appraisal Rights; Effect on the Debentures" in the Offer to Purchase and in "SCHEDULE II - Appraisal Rights of Dissenting Stockholders under Delaware Law" of the Offer to Purchase and the information set forth in Exhibit 17(e) hereto is incorporated herein by reference.

     (b)-(c)     Not applicable.

Item 14.  Financial Information.

     (a) The information set forth in "THE OFFER - 8. Certain Information Concerning the Company" of the Offer to Purchase and the information set forth in Appendix A and Appendix B to the Offer to Purchase is incorporated herein by reference.

     (b)  Not applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized.

     (a)  Not applicable.

     (b) The answer to item 8 of the Schedule 14D-1 is incorporated herein by reference.

Item 16.  Additional Information.

     The answer to item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

Item 17.  Material to be Filed as Exhibits.

     (a)     Not applicable.

     (b)(1)  Goldman Sachs Presentation Book dated September 21, 1995.

     (b)(2) Goldman Sachs Update to Presentation Book, prepared on October 24, 1995.

     (b)(3)  Opinion of Dillon, Read & Co. Inc., dated November 2, 1995.

     (c)(1) Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 2, 1995, among Parent, the Purchaser and the Company.

     (c)(2) Letter Agreement to amend the Merger Agreement, dated as of November 8, 1995.




                                       Page 8 of 12 pages

     (c)(3) SCOR Reinsurance Company 1994 Voting Trust Agreement, dated as of June 6, 1994, among SCOR Reinsurance Company, the Company and the Voting Trustees designated therein.

     (c)(4) Net Aggregate Excess of Loss Retrocessional Agreement, dated January 1, 1994, among Parent and SCOR Reinsurance Company.

     (c)(5) Interests and Liabilities Agreement to the Catastrophe Excess of Loss Reinsurance Contract, among SCOR Reinsurance Company and SCOR S.A., effective date January 1, 1994.

     (c)(6)  Interests and Liabilities Agreement to the Catastrophe
             Excess of Loss Reinsurance Contract,among SCOR Reinsurance Company and SCOR Reassurance, effective date January 1, 1995.


     (c)(7) Credit Agreement U.S. $20 million, dated January 24, 1995 between Parent and the Company.

     (c)(8) Loan Agreement U.S. $20 million, dated October 2, 1995 between Parent and the Company.

     (d)(1)  Offer to Purchase.

     (d)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

     (d)(3) Letter dated November 9, 1995, to brokers, dealers, commercial banks, trust companies and nominees.

     (d)(4) Letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

     (d)(5)  Press Release issued by Parent, dated September 26, 1995.

     (d)(6) Press Release issued by Parent and the Purchaser, dated November 3, 1995.

     (d)(7)  Form of newspaper advertisement, dated November 9, 1995.

     (d)(8)  Notice of Guaranteed Delivery.

     (e)(1) Certain provisions of the Delaware General Corporation Law pertaining to rights of dissenting stockholders.

     (f)     Not applicable.

     (g)(1)  Complaint, Howard Sande Feldman, Custodian for Jan Sharona
                        -----------------------------------------------
             Feldman, UGMA v. Jacques P. Blandeau [sic], et al, C.A. No. 14577.
             -------------    --------------------------------

     (g)(2)  Complaint, Crandon Capital Partners v. Jacques P. Blondeau, et al,
                        ------------------------    --------------------------
             C.A. No. 14579.

     (g)(3)  Complaint, Daniel Bruno v. Jacques P. Blandeau [sic], et al,
                        ------------    --------------------------------
             C.A. No. 14582.

     (g)(4)  Complaint, Jay Baxt v. Jacques P. Blandeau [sic], et al,
                        --------    --------------------------------
             C.A. No. 14585.

     (g)(5)  Complaint, Kalter and Kaplan Profit Sharing Plan - Keogh F/B/O
                        ---------------------------------------------------
             Ivan Kalter v. Jacques P. Blondeau, et al, C.A. No. 14589.
             -----------    --------------------------



                                    Page 9 of 12 pages

                                     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement are true, complete and correct.

Dated: November 9, 1995


                       SCOR S.A.


                       By:  /s/ Jacques P. Blondeau
                            --------------------------------------
                       Name:  Jacques P. Blondeau
                       Title: Chairman and Chief Executive Officer




                       SCOR Merger Sub Corporation


                       By:  /s/ Jacques P. Blondeau
                            --------------------------------------
                       Name:  Jacques P. Blondeau
                       Title: President and Director




                                Page 10 of 12 pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit Number                      Exhibit Name                     Page Number
--------------                      ------------                     -----------

(a)              Not applicable.

(b)(1)           Goldman Sachs Presentation Book dated
                 September 21, 1995.

(b)(2)           Goldman Sachs Update to Presentation Book, prepared on
                 October 24, 1995.

(b)(3)           Opinion of Dillon, Read & Co. Inc., dated
                 November 2, 1995.

(c)(1)**         Agreement and Plan of Merger (the "Merger
                 Agreement"), dated as of November 2, 1995, among Parent, the Purchaser and the Company.

(c)(2)* Letter Agreement to amend the Merger Agreement, dated as of November 8, 1995.

(c)(3)*** SCOR Reinsurance Company 1994 Voting Trust Agreement, dated as of June 6, 1994, among SCOR Reinsurance
                 Company, the Company and the Voting Trustees designated therein.

(c)(4)*** Net Aggregate Excess of Loss Retrocessional Agreement, dated January 1, 1994, among Parent and SCOR Reinsurance Company.

(c)(5)* Interests and Liabilities Agreement to the Catastrophe Excess of Loss Reinsurance Contract, among SCOR Reinsurance Company and SCOR S.A., effective date January 1, 1994.

(c)(6)*          Interests and Liabilities Agreement to the Catastrophe
                 Excess of Loss Reinsurance Contract,among SCOR Reinsurance Company and SCOR Reassurance, effective date January 1, 1995.

(c)(7)* Credit Agreement U.S. $20 million, dated January 24, 1995 between Parent and the Company.

(c)(8)* Loan Agreement U.S. $20 million, dated October 2, 1995 between Parent and the Company.



     --------------------
*    Incorporated by reference from Parent's and the Purchaser's
     Statement on Schedule 14D-1 and Schedule 13D/A (Amendment
     No. 4), dated November 9, 1995.

**   Incorporated by reference from the Company's Form 8-K, dated
     November 6, 1995.

*** Incorporated by reference from the Company's Form 10-K for the period ended December 31, 1994.

                                    Page 11 of 12 pages

Exhibit Number                      Exhibit Name                    Page Number
--------------                      ------------                    -----------


(d)(1)*          Offer to Purchase.

(d)(2)*          Letter of Transmittal (including Guidelines for
                 Certification of Taxpayer Identification Number on Form W-9).

(d)(3)* Letter dated November 9, 1995, to brokers, dealers, commercial banks, trust companies and nominees.

(d)(4)* Letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

(d)(5)****       Press Release issued by Parent, dated September 26, 1995.

(d)(6)*          Press Release issued by Parent and the Purchaser, dated
                 November 3, 1995.

(d)(7)*          Form of newspaper advertisement, dated November 9, 1995.

(d)(8)*          Notice of Guaranteed Delivery.

(e)(1) Certain provisions of the Delaware General Corporation Law pertaining to rights of dissenting stockholders.

(f)              Not applicable.

(g)(1)*          Complaint, Howard Sande Feldman, Custodian for Jan Sharona
                            -----------------------------------------------
                 Feldman, UGMA v. Jacques P. Blandeau [sic], et al, C.A.
                 -------------    --------------------------------
                 No. 14577.

(g)(2)*          Complaint, Crandon Capital Partners v. Jacques P. Blondeau,
                            ------------------------    --------------------
                 et al, C.A. No. 14579.
                 ----

(g)(3)*          Complaint, Daniel Bruno v. Jacques P. Blandeau [sic], et al,
                            ------------    --------------------------------
                 C.A. No. 14582.

(g)(4)*          Complaint, Jay Baxt v. Jacques P. Blandeau [sic], et al,
                            --------    --------------------------------
                 C.A. No. 14585.

(g)(5)*          Complaint, Kalter and Kaplan Profit Sharing Plan - Keogh F/B/O
                            ---------------------------------------------------
                 Ivan Kalter v. Jacques P. Blondeau, et al, C.A. No. 14589.
                 -----------    --------------------------

--------------------
*    Incorporated by reference from Parent's and the Purchaser's Statement on
     Schedule 14D-1 and Schedule 13D/A (Amendment No. 4), dated November 9,
     1995.

**** Incorporated by reference from Parent's Statement on Schedule 13D/A
     (Amendment No. 3), dated September 26, 1995.


                                    Page 12 of 12 pages